UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2013

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

ITEM 1.	INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Partners LLC (the “Company”) announced on December 2, 2013 that it has entered into an agreement with Seadrill Limited (“Seadrill”) pursuant to which (i) Seadrill Operating LP, the Company’s 30% owned subsidiary (“Seadrill Operating”), will acquire all of the ownership interests in the entities that own and operate the semi-submersible drilling rig, the West Leo (the “Leo Acquisition”), and (ii) Seadrill Capricorn Holdings LLC, the Company’s 51% owned subsidiary (“Capricorn Holdings”), will acquire all of the ownership interests in the entities that own and operate the semi-submersible drilling rig, the West Sirius (the “Sirius Acquisition”) from Seadrill. The Leo Acquisition and the Sirius Acquisition (collectively, the “Acquisitions”) will be accomplished through a series of purchases, contributions and assumptions of debt. The Acquisitions are subject to the satisfaction of certain closing conditions.

The West Leo

The West Leo is a 6th generation, dynamically positioned semi-submersible drilling rig that was delivered to its current customer, Tullow Oil Ghana Ltd., in December 2011 and commenced operations off the coast of West Africa in May 2012. The West Leo is expected to carry out operations in West Africa until the end of its current contract in May 2018.

The West Sirius

The West Sirius is a 6th generation, dynamically positioned semi-submersible drilling rig that was built and delivered in 2008. The West Sirius currently operates in the U.S. Gulf of Mexico under a drilling contract with BP which expires in July 2014. Upon expiration of the current contract, the West Sirius will operate under a new contract with BP that will expire in July 2019.

Financing of the Acquisitions

The implied purchase price of the Leo Acquisition is $1.250 billion. The Company’s portion of the purchase price for the Leo Acquisition will be $229.4 million. In addition, a subsidiary of Seadrill Operating intends to enter into a $485.5 million intercompany loan agreement with Seadrill (the “Leo Loan Agreement”), which will require it to make payments of principal and interest under the credit facility that Seadrill used, in part, to construct the West Leo.

The implied purchase price of the Sirius Acquisition is $1.035 billion. The Company’s portion of the purchase price for the Sirius Acquisition will be $298.4 million. The Company intends to fund $70.0 million of the purchase price by issuing a zero coupon discount note to Seadrill that matures in June 2015. Upon maturity of such note, the Company will pay $72.6 million to Seadrill. In addition, a subsidiary of Capricorn Holdings intends to enter into a $220.2 million intercompany loan agreement with Seadrill, which will require it to make payments of principal and interest under the credit facility used to finance the West Sirius. In addition, Capricorn Holdings intends to finance $229.9 million of the purchase price by issuing a zero coupon discount note to Seadrill that matures in June 2015. Upon maturity of such note, Capricorn Holdings will pay $238.5 million to Seadrill.

The Company intends to satisfy the cash portion of its purchase price of the Acquisitions with the proceeds of equity issuances and borrowings from Seadrill.

The Company expects the Acquisitions to close within approximately 30 days, subject to customary closing conditions. If these conditions are not satisfied or waived, the Company will not complete either or both of the Acquisitions. The Acquisitions may not close as anticipated or they may close with adjusted terms.

Attached as Exhibit 99.1 are the Combined Carve-Out Financial Statements of the entities that own and operate the West Sirius (the “Sirius Business”). Attached as Exhibit 99.2 are the Combined Carve-Out Financial Statements of the entities that own and operate the West Leo (the “Leo Business”). Attached as Exhibit 99.3 are the Combined Carve-Out Financial Statements of the entity that owns the T-16 drilling rig (the “T-16 Business”), acquired by the Company on October 18, 2013. Attached as Exhibit 99.4 is a copy of the Unaudited Combined and Consolidated Pro Forma Financial Statements of the Company, which give effect to the Acquisitions and the acquisition of the T-16 Business. Attached as Exhibit 99.5 is a press release announcing the Acquisitions.

ITEM 2.	EXHIBITS

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers AS

99.1	Combined Carve-Out Financial Statements of the Sirius Business

99.2	Combined Carve-Out Financial Statements of the Leo Business

99.3	Combined Carve-Out Financial Statements of the T-16 Business

99.4	Unaudited Consolidated and Combined Carve-Out Pro Forma Financial Statements of Seadrill Partners LLC

99.5	Press release dated December 2, 2013

THIS REPORT ON FORM 6-K, INCLUDING THE EXHIBITS HERETO (OTHER THAN EXHIBIT 99.5) IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-192053), ORIGINALLY FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: December 2, 2013
	By:	/s/ Graham Robjohns
		Name:	Graham Robjohns
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers AS

99.1	Combined Carve-Out Financial Statements of the Sirius Business

99.2	Combined Carve-Out Financial Statements of the Leo Business

99.3	Combined Carve-Out Financial Statements of the T-16 Business

99.4	Unaudited Consolidated and Combined Carve-Out Pro Forma Financial Statements of Seadrill Partners LLC

99.5	Press release dated December 2, 2013

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